UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CORILLIAN CORPORATION

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

218725109

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 218725109	Page 2 of 5

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Ted F. Spooner

2.	Check the Appropriate Box if a Member of a Group (See Instructions):	(a) ☐ (b) ☐

3.	SEC Use Only

4.		Citizenship of Place of Organization

United States

	5.	Sole Voting Power

Number of		2,894,188

Shares
Beneficially	6.	Shared Voting Power

Owned by		0

Each
Reporting	7.	Sole Dispositive Power

Person		2,894,188

With
	8.	Shared Dispositive Power

		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:

2,894,188

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

		☐

11.	Percent of Class Represented by Amount in Row (9)

8.0%

12.	Type of Reporting Person (see Instructions)

IN

CUSIP No. 218725109	Page 3 of 5

Item 1.

(a)	Name of Issuer: Corillian Corporation

(b)	Address of Issuer’s Principal Executive Offices: 3400 NW John Olsen Place, Hillsboro, OR 97124

Item 2.

(a)	Name of Person Filing: Ted F. Spooner

(b)	Address of Principal Business Office or, if none, Residence: 12947 NW Diamond Drive, Portland, OR 97229

(c)	Citizenship: United States

(d)	Title of Class of Securities: Common Stock, no par value per share

(e)	CUSIP Number: 218725109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

     Not applicable

Item 4.	Ownership. [1]

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 2,894,188. [2]

(b)	Percent of class: 8.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 2,894,188.

(ii)	Shared power to vote or to direct the vote: 0.

1 The filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of his affiliates is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.

2 Of the 2,894,188 shares covered by this report, 2,556,667 are owned by Mr. Spooner in his capacity as sole trustee of the Ted F. Spooner Trust Agreement, dated January 21, 2000, and any amendments thereto, 298,750 are subject to stock options that give Mr. Spooner the right to acquire these shares within 60 days of this report, and 38,771 are owned by Mr. Spooner directly.

CUSIP No. 218725109	Page 4 of 5

(iii)	Sole power to dispose or to direct the disposition of: 2,894,188.

(iv)	Shared power to dispose or to direct the disposition of: 0.

Item 5.	Ownership of Five Percent or Less of a Class

     Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Not applicable

Item 8.	Identification and Classification of Members of the Group

     Not applicable

Item 9.	Notice of Dissolution of Group

     Not applicable

Item 10.	Certification

     Not applicable

CUSIP No. 218725109	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/6/03

Date

/s/ Ted Spooner

Signature

Ted Spooner, Vice Chairman

Name/Title